Mail Stop 3561

      October 11, 2005



David Malmstedt, Chief Executive Officer
Vincera, Inc.
611 South Congress Avenue, Suite 350
Austin, Texas 78704
By facsimile also: 512-443-9326

      Re:		Vincera, Inc.
				Registration Statement on Form 10-SB
				File No. 0-51522

Dear Mr. Malmstedt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please review our comment letter of May 27, 2005 released in connection with the amended Form SB-2 filed on May 16, 2005. To the extent our prior comments apply to the disclosure in the current Form
10-SB, revise your disclosure accordingly.


Description of Business, page 1
2. Please disclose the company`s internet address.
3. We note that you are focused on selling your software to publishers and providers of online information. Please expand your disclosure relating to "publishers and providers of online information." What organizations comprise this group? Please do not limit your disclosure to "companies who offer online information, through the Internet and software vendors who allow their products to be downloaded from the Internet," as you do on page 2 of the registration statement. To this extent, please elaborate on the "specific segments within publishers and providers of online information" that will be the focus of your next product offerings.
Refer to disclosure on page 5.  We may have further comment.
4. Please address and privacy concerns that relate in any way to your
products and services.  We may have further comment.
5. On page 4, we note the following disclosure which appears promotional in nature: "VAM provides our customers with an automated, flexible, and dynamic way to accommodate their subscribers`
licensing
requirements . . . ."  Revise your disclosure to remove all
statements that may be considered promotional in nature.
6. On page 4, please provide the basis for the following statement:
"VAM allows our customers to increase their bottom-line profits by enhancing customer retention and upgrade management processes . . .."
or delete the statement.
7. Disclosure indicates that you will be allowed to sell and support the products that contain the Bit-Arts technology until December 31,
2005. Disclose the impact this will have on the company subsequent to December 31, 2005.
Risk Factors, page 11
8. In view of the increasingly critical financial condition of this company and the continuing defaults on many obligations, the second risk factor should be replaced by the paragraph beginning "At June 30, 2005, we had approximately. . ." under Liquidity And Capital Resources on page 32.

Management`s Discussion and Analysis or Plan of Operations

Results of Operations

Comparisons of the Six Months Ended June 30, 2005 and 2004, page
28
9. Revise to explain why your new focus on developing your new solutions and reduced dependency on third party products resulted in a decrease in license revenues for the period ending June 30, 2005 compared to 2004.

Liquidity and Capital Resources, page 32
10. You state you are in default on all $3.6 million of your notes outstanding and you intend to request that the note holders consent to convert their notes into shares of your common stock. Update MD&A and the notes to the financial statements in your next amendment to include the status of your negotiations with the note holders. Expand your disclosure to discuss the possibility of any amended terms including but not limited to any changes in maturity date, interest rates, penalties, and conversion rights. For the $2.4 million in subordinated notes payable, disclose whether the creditor is considering collection on the collateral that you granted them to secure payment. Revise to discuss the possibility of debt forgiveness from related parties.
11. Discuss your agreement with the investment banking firm to raise money in a private placement. Disclose the intended proceeds from the private placement.

Security Ownership
12. It is not clear whether the beneficial ownership table includes the effect of conversion of preferred stock. Please clarify and make any necessary additions to the disclosure under this caption.

Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review
of your filing or in response to our comments on your filing.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397.

      Sincerely,



      John Reynolds
      Assistant Director
Office of Emerging Growth Companies






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David Malmstedt
Vincera, Inc.
October 11, 2005
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